UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NABRIVA THERAPEUTICS AG

(Name of Subject Company)

NABRIVA THERAPEUTICS PLC

(Name of Filing Person (Offeror))

Common Shares of nominal value €1.00 per share

American Depositary Shares (ADSs), each ADS representing one-tenth of a share of Common Stock

(Title of Classes of Securities)

N/A (Common Shares)

(CUSIP Number of Class of Securities)

62957M 104 (ADSs)

(CUSIP Number of Class of Securities)

Colin Broom

Chief Executive Officer

Nabriva Therapeutics Plc

25-28 North Wall Quay,

IFSC, Dublin 1, Ireland

+353 1 649 2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew P. Gilbert, Esq.

Scott A. Cowan, Esq.

Sanjay M. Shirodkar, Esq.

DLA Piper LLP (US)

51 John F. Kennedy Parkway

Suite 120

Short Hills, New Jersey

07078-2704

United States of America

(973) 520-2550

CALCULATION OF FILING FEE

Transaction Valuation*(1)	Amount of Filing Fee**
$30,578,236	$3,544

*

Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 3,071,648 common shares (“Nabriva AG Common Shares”) of Nabriva Therapeutics AG (“Nabriva AG”), including Nabriva AG Common Shares represented by American depositary shares (“Nabriva AG ADSs”) of Nabriva AG, estimated to be acquired by Nabriva Therapeutics plc (“Nabriva Ireland”) upon the consummation of the Exchange Offer if ordinary shares of Nabriva Ireland are exchanged for all Nabriva AG Common Shares, including Nabriva AG Common Shares represented by Nabriva AG ADSs, offered in the Exchange Offer and (ii) the average of the high and low prices of the Nabriva AG ADSs reported on the NASDAQ Global Select Market on May 17, 2017.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,926	Filing Party: Nabriva Therapeutics plc
Form or Registration No.: 333-217315	Date Filed: April 14, 2017

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement originally filed with the Securities and Exchange Commission (the “Commission”) by Nabriva Therapeutics plc, a public limited company formed under the laws of Ireland (“Nabriva Ireland”) on May 23, 2017, and amended on June 9, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule TO”).

The Schedule TO relates to the tender offer (the “Exchange Offer”) for all the outstanding common shares, nominal value €1.00 per share (the “Nabriva AG Common Shares”) of Nabriva Therapeutics AG (“Nabriva AG”), and all of the American Depositary Shares (“Nabriva AG ADSs”) of Nabriva AG (the “Exchange Offer”).  The Exchange Offer comprises an offer made pursuant to the offer to exchange/prospectus, dated May 22, 2017 (the “Offer to Exchange/Prospectus”), and the related declarations of acceptance and exchange offer tender forms to (i) all holders of Nabriva AG Common Shares, wherever located and (ii) all holders of Nabriva AG ADSs, wherever located. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Exchange/Prospectus.

The Offer to Exchange/Prospectus and the related exchange offer tender form are part of Nabriva Ireland’s Registration Statement on Form S-4 (Reg. No. 333-217315) filed with the Commission on April 14, 2017, as amended by Pre-Effective Amendment No. 1, filed with the Commission on May 12, 2017 and as further amended by Pre-Effective Amendment No. 2, filed with the Commission on May 18, 2017 (the “Registration Statement”).  The Registration Statement became effective on May 22, 2017.

The information set forth in the Offer to Exchange/Prospectus, the Exchange Offer Document and the related exchange offer tender form is incorporated by reference in response to Items 1 through 11 of this Schedule TO, except for those items as to which information is specifically provided herein.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On June 26, 2017, Nabriva Ireland issued a press release announcing that it had successfully concluded the Exchange Offer.  As of the date of expiration of the Exchange Offer, 461,266 Nabriva AG Common Shares and 22,204,595 Nabriva AG ADSs (excluding 22,123 Nabriva AG ADSs tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 98.5% of the total issued share capital of Nabriva AG, had been validly tendered pursuant to the Exchange Offer and not properly withdrawn.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(xii)

Press release of Nabriva Ireland dated June 26, 2017 (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (Commission file number 001-37558).

(a)(1)(xiii)

Notification that Nabriva Ireland Shares are deemed to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (as amended) (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (Commission file number 001-37558).

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NABRIVA THERAPEUTICS PLC

By:	/s/ Gary Sender
	Name:	Gary Sender
	Title:	Chief Financial Officer
	Date:	June 27, 2017

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange/Prospectus, dated May 22, 2017 (incorporated by reference to the Registration Statement).
(a)(1)(ii)*	Exchange Offer Document, dated May 23, 2017.
(a)(1)(iii)	Form of Exchange Offer Tender Form (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iv)	Form of Letter to Nabriva AG ADS Holders (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(v)	Form of Letter to Nabriva AG Common Shareholders ((incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(vi)	Form of Transfer Deed (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(viii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(ix)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(1)(x)

Press release announcing the proposed relocation of Nabriva AG and its subsidiaries from Austria to Ireland, to be effected through an exchange of Nabriva AG ADSs and Nabriva AG Common Shares for ordinary shares of Nabriva Ireland (incorporated by reference to the filing made by Nabriva Therapeutics Plc on April 18, 2017, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xi)

Press release announcing commencement of a voluntary exchange offer made by Nabriva Therapeutics plc (incorporated by reference to the filing made by Nabriva AG on May 23, 2017, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xii)

Press release of Nabriva Ireland dated June 26, 2017 (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (Commission file number 001-37558).

(a)(1)(xiii)

Notification that Nabriva Ireland Shares are deemed to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (as amended) (incorporated by reference to the Form 8-K filed by Nabriva Ireland on June 26, 2017 under the EDGAR format type Form 8-K12B (Commission file number 001-37558).

(a)(3)	None.
(a)(4)(i)	Offer to Exchange/Prospectus, dated May 23, 2017 (incorporated by reference to the Registration Statement).
(a)(5)(i)*	Reminder Letter sent by Nabriva Ireland to holders of Nabriva AG ADSs, dated June 8, 2017.
(b)	None.
(d)(i)*	Form of Tender and Support Agreement by and between Nabriva AG, Nabriva Ireland and certain security holders of Nabriva AG.
(h)(i)

Tax Opinion of DLA Piper Weiss-Tessbach Rechtsanwälte GmbH with respect to the material Austrian tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to the Registration Statement).

*              Previously filed.

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